Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Brigade Automation Corporation
1525 Gold Street, #3327
San Jose, CA 95002
https://baggerbot.com/

Up to $1,069,998.96 in Common Stock at $1.46
Minimum Target Amount: $9,999.54

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Brigade Automation Corporation
Address: 1525 Gold Street, #3327, San Jose, CA 95002
State of Incorporation: DE
Date Incorporated: September 24, 2021

Terms:

Equity

Offering Minimum: $9,999.54 | 6,849 shares of Common Stock
Offering Maximum: $1,069,998.96 | 732,876 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.46
Minimum Investment Amount (per investor): $383.98

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Time-Based:

Friends and Family Early Birds

Invest within the first 72 hours and receive an additional 15% of bonus shares.

Super Early Bird Bonus

Invest within the first week and receive an additional 10% of bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive an additional 7% of bonus shares.

Amount-Based:

$1,000+ | Bronze

Receive 2% bonus shares plus a “Baggerbot" T-shirt (International Investors will be asked to pay for shipping)

$2,500+ | Silver

Receive 3% bonus shares plus a "Baggerbot" T-shirt (International Investors will be asked to pay for shipping)

$5,000+ | Gold

Receive 5% bonus shares plus a "Baggerbot" T-shirt (International Investors will be asked to pay for shipping)

$10,000+ | Emerald

Receive 8% bonus shares plus an on-site tour meeting to review the "Baggerbot" Prototype Bagging Machine and meet with staff. The current location is in Santa Clara, CA.

$25,000+ | Diamond

Receive 10% bonus shares plus an on-site tour to review the "Baggerbot” Prototype Bagging Machine and go to lunch with Tom Burns to discuss Brigade Automation Corporation's future.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Brigade Automation Corporation will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.46/ share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $146. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Brigade Automation Corporation (the "Company") is a C Corporation organized under the laws of the state of Delaware that has designed The BaggerBot, an autonomous, robotic bag filling machine. The Company's business model consists of leasing and/or renting these highly sophisticated bag filling machines, focusing on emergency, infrastructure, construction, and business applications. Our goal is that the BaggerBot will be leased and/or rented across the United States of America, and eventually worldwide, to government entities like the United States of America Army Corps as well as non-governmental agencies that assist communities when there are natural disasters and companies who can get good use of the efficiency and high speed that the BaggerBot is capable of when needing to fill multiple bag types with all sorts of different materials for purposes involved with infrastructure, construction, and business applications.

This highly sophisticated, robotic machine can rapidly and efficiently fill and sew sandbags using minimal human labor up to a rate of 1700/bags an hour and is able to function 24 hours a day to ensure communities are ready for any impending natural disaster. Its lightweight design gives it mobility so that it can be trucked to any destination on demand. And it's easy to use, requiring only 3 operators to load the bags onto the machine, thus eliminating the risk of human fatigue and injury. The BaggerBot was created by a team of engineers who spent thousands of hours perfecting the functionality and design.

The BaggerBot is the game-changer in the way the world responds to natural disasters, and with a working prototype, we're ready to bring it to market. Once we are able to build several machines of the perfected model, our plan is to strategically lease and deploy dozens of machines all over the country. We're looking for a partner who can see our vision of a rapid response robotic machine that will save billions of dollars in damages to businesses and homes all over the country.

Brigade Automation Corporation currently licenses its main Intellectual Property assets via an exclusive IP agreement with Golden Gate Mechanical, Inc. with a term in perpetuity. Golden Gate Mechanical, Inc. also owns 100% of the current outstanding stock of Brigade Automation Corporation.

Please note Thomas Burns currently is the President and CFO of Brigade Automation Corporation, and the President of Brigade's majority owner, Golden Gate Mechanical,

Inc. Mr. Burns currently splits his time 50/50 between both companies while he is developing the BaggerBot business. The current executive plan includes: as the company grows, Mr. Burns will hire a new CFO to take over the officer role of the company. He may stay on as President of the business to ensure the company is profitable and achieves its goals of leasing 5-10 BaggerBot machines in the future. At this time, Mr. Burns plans to continue in both roles until Brigade is profitable and plans to hire a sales manager, field operations supervisor, and field technician/driver who will set up and train BaggerBot customers.

Competitors and Industry

INDUSTRY

The US has had 291 climate and weather disasters since 1980, with more than $1.9 trillion in damages. (see attached National Oceanic and Atmospheric Weather & Climate Disasters 1980-2021 report). Intensifying climate change is destroying thousands of businesses, homes, and infrastructure annually, and things are only getting worse. Per the ASCE's 2021 Report Card for the USA's Infrastructure System, based on current trends, a cumulative investment of $5,937,000,000 needs to be made between 2020 to 2029 (see attached US Infrastructure Report Card 2021). The Congress of the United States Congressional Budget Office reported in April 2019 that the expected annual economic losses from hurricane winds and storm-related flooding under the current conditions is $34,000,000,000. for the residential sector, $9,000,000,000. for the commercial sector, and $12,000,000,000. for the public sector (see the attached US Congressional Budget Office Report).

COMPETITORS

The Company's competitors in the sandbagging market are few. Some of the top competitors in our industry include The Sandbag Store, The Sandbagger, and The Sandmasters. The Sandbag Store is the industry leader and the Company's primary competition in the sandbagging industry. The Sandbagger also owns a significant market share and also offers trailers for purchase to haul their sandbagging machines. The Sandbag Store, The Sandbagger, and the Sandmasters are direct competitors of similar size and development. Despite the present competitive landscape, the Company stands out in the sandbagging industry because The BaggerBot is the most autonomous product, capable of operating 24 hours a day, and uses the least amount of human labor out of all of these products, thus eliminating the risk of human injury and fatigue.

Current Stage and Roadmap

CURRENT STAGE

The BaggerBot currently has a working prototype of its original design and is ready to bring the upgraded cost-efficient and modified robotic design to market.

FUTURE ROADMAP

Brigade Automation Corporation for the next few years will be focused on building 1-10 of the BaggerBot machines, implementing new capabilities to make the robotic Baggerbot 100% autonomous, expanding market share, and growing our distribution leasing network.

The Team

Officers and Directors

Name: Thomas Burns

Thomas Burns's current primary role is with Golden Gate Mechanical, Inc.. Thomas Burns currently services 28 Hours per week (approximately) hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President/CFO
  Dates of Service: October 01, 2021 - Present
  Responsibilities: Long-range, strategic planning. Develop, enforce and reevaluate company policies and procedures. Ensure the company generates revenue and makes a profit. Analyze budgets and financial reports regularly. Continually plan ways to increase the company's profitability and stay on top of progress. Create and maintain relationships with bankers and other community and industry leaders. Review and advise on contracts. Look for opportunities for investment/investors, partnerships, alliances and mergers. Display leadership posture and decision-making skills to lead the company with confidence. Be knowledgeable of, and pay attention to, tax liabilities, implications and exemptions of company actions. Report to the board of directors and preside at board meetings. No salary or equity compensation at this time. Mr. Burns currently is the President and CFO of Brigade Automation Corporation, and the President of Brigade's majority owner, Golden Gate Mechanical, Inc. Mr. Burns currently splits his time 50/50 between both companies while he is developing the BaggerBot business. The current executive plan includes: as the company grows, Mr. Burns will hire a new CFO to take over the officer role of the company. He may stay on as President of the business to ensure the company is profitable and achieves its goals of leasing 5-10 BaggerBot machines in the future. At this time, Mr. Burns plans to continue in both roles until Brigade is profitable and plans to hire a sales manager, field operations supervisor, and field technician/driver who will set up and train BaggerBot customers.

Other business experience in the past three years:

- **Employer:** Golden Gate Mechanical, Inc.
  Title: President
  Dates of Service: June 04, 1991 - Present

Responsibilities: Long-range, strategic planning. Develop, enforce and reevaluate company policies and procedures. Analyze budgets and financial reports regularly. Continually plan ways to increase the company's profitability and stay on top of progress. Create and maintain relationships with bankers and other community and industry leaders. Review and advise on contracts. Look for opportunities for investment/investors, partnerships, alliances and mergers. Display leadership posture and decision-making skills to lead the company with confidence. Be knowledgeable of, and pay attention to, tax liabilities, implications and exemptions of company actions. Report to the board of directors and preside at board meetings.

Name: Virginia Burns

Virginia Burns's current primary role is with Golden Gate Mechanical, Inc.. Virginia Burns currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Vice President
  Dates of Service: October 14, 2021 - Present
  Responsibilities: Vice President will be in charge of directors who report directly to her and she will help them execute the company's vision. No salary or equity compensation at this time.

Other business experience in the past three years:

- **Employer:** Golden Gate Mechanical, Inc.
  Title: Vice President
  Dates of Service: January 01, 2002 - Present
  Responsibilities: Oversee financials, human resources and payroll.

Name: Nicole Aquino

Nicole Aquino's current primary role is with Golden Gate Mechanical, Inc.. Nicole Aquino currently services 24 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Secretary
  Dates of Service: October 01, 2021 - Present
  Responsibilities: Responsible for the day-to-day administrative duties for the Corporation. No salary or equity compensation at this time.

Other business experience in the past three years:

- **Employer:** Golden Gate Mechanical, Inc.
  Title: Operations Manager
  Dates of Service: May 09, 2016 - Present
  Responsibilities: Performs the administrative day to day company operations.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company "Brigade Automation Corporation" a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that Brigade Automation Corporation will meet our projections. There can be no assurance that Brigade Automation Corporation will be able to find sufficient demand for the Bagger Bot, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows Brigade Automation Corporation to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by Brigade Automation Corporation. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the

stock back to Brigade Automation Corporation, to an “accredited investor,” as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. Brigade Automation Corporation may be acquired by an existing player in the Emergency Response industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
Brigade Automation Corporation is offering Common Stock in the amount of up to 5 Million Dollars in this offering, and may close on any investments that are made. Even if the maximum amount is raised, Brigade Automation Corporation is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If Brigade Automation Corporation manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in “Use of Proceeds.”

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in Brigade Automation Corporation performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms

of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
The Bagger Bot by Brigade Automation Corporation is reliant on the demand for high-speed bagging services, with the majority of revenue generating from the demand for large quantities of prepared sandbags being needed in a rush during emergency flood situations. Our revenues are therefore dependent upon the market for natural disasters, floods, and emergency responsiveness.

We may never have an operational product or service
It is possible that there may never be an operational Brigade Automation Corporation or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be a future operational product design of the Bagger Bot that is 100% fully autonomous or that the Bagger Bot may never be used to engage in transactions. It is possible that the failure to release the Bagger Bot is the result of a change in business model upon Brigade Automation Corporation's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have only manufactured a prototype for our Bagger Bot. Delays or cost overruns in the development of our Bagger Bot and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of Brigade Automation Corporation and have agreed to appoint the President and Chief Financial Officer of the Company (the "CFO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of Brigade Automation Corporation to make good business decisions that grow your investment.

Insufficient Funds
Brigade Automation Corporation might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in Brigade Automation Corporation being worth less, because later investors might get better terms.

The Convertible Promissory Notes have no rights to vote until the date of maturity
The Convertible Promissory Notes have no voting rights. This means you are trusting in management discretion. You will also hold these non-voting securities as a minority holder. Therefore, you will have no say in the day-to-day operation of Brigade Automation Corporation and must trust the management of Brigade Automation Corporation to make good business decisions that grow your investment. Holders of our outstanding Preferred Stock have liquidation preferences over holders of Common Stock, including the Common Stock being offered in this offering. This liquidation preferences is paid if the amount a holder of Preferred Stock would receive under the liquidation preference in greater than the amount such holder would have received if such holder's shares of Preferred Stock had been converted to Common Stock immediately prior to the liquidation event. If a liquidation event, including a sale of our company, were to occur then first all creditors and Preferred Stockholder of the Company will be paid out. If there is any cash remaining, then the Common stockholders will be paid.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget the Bagger Bot will be able to gain traction in the marketplace at a faster rate than our working prototype has. It is possible that the Bagger Bot will fail to gain market acceptance for any number of reasons. If the Bagger Bot fails to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established Sandbagging companies who currently have sandbag machine products on the market. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent bagging machines earlier than us, or superior sandbag machines than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Brigade Automation Corporation was formed on October 1, 2021. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Brigade Automation Corporation has has had no revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
Brigade Automation Corporation has a short history, no customers, and effectively no revenue. If you are investing in this company, it's because you think that the Bagger

Bot is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of Brigade Automation Corporation's most valuable assets is its intellectual property. The Company holds the license to 2 patents, issued in both the USA and China. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by Brigade Automation Corporation. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of Brigade Automation Corporation's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair Brigade Automation Corporation's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not

to enforce our trademark(s) or copyright(s) could have adverse consequences for Brigade Automation Corporation, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, Brigade Automation Corporation requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Market Competition and Operating History
Any statements presented in the offering are not historical facts but forward looking statements.This offering is based on current expectations and involve certain risks and uncertainties that may cause actual results to differ significantly from such estimates. Brigade Automation Corporation does not assume any obligation to update or revise any such forward looking statements whether as a result of new developments or otherwise.

The Company's CFO and President is also the President of the Company's majority shareholder and owner of the IP.
Mr. Burns currently is the President and CFO of Brigade Automation Corporation, and the President of Brigade's majority owner, Golden Gate Mechanical, Inc. Mr. Burns currently splits his time 50/50 between both companies while he is developing the

BaggerBot business. The current executive plan includes: as the company grows, Mr. Burns will hire a new CFO to take over the officer role of the company. He may stay on as President of the business to ensure the company is profitable and achieves its goals of leasing 5-10 BaggerBot machines in the future. At this time, Mr. Burns plans to continue in both roles until Brigade is profitable and plans to hire a sales manager, field operations supervisor, and field technician/driver who will set up and train BaggerBot customers.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Golden Gate Mechanical, Inc. (100% owned by Thomas and Virginia Burns)	5,387,100	Common Stock	100.0%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 732,876 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 5,387,100 outstanding.

Voting Rights

One vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 5,387,100
  Use of proceeds: Stock Issuance to Principal Security Holder.
  Date: October 01, 2021
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

Depending on the requested Crowdfunding raise we believe we can operate Brigade Automation Corporation for at least 1.3 years if we receive the requested crowdfunding.

Foreseeable major expenses based on projections:

We foresee the #1 expense is Building the first 1 - 5 "First Article Ready" Baggerbot machines.

We need to hire Key Personnel and in the field staffing personnel.

Find new office and pay rent with utilities.

Relocating Baggerbot to new customer locations. This includes all transportation costs.

Purchase hard to obtain Baggerbot Spare parts.

Hire CPA firm and legal firms, as needed.

Attend and Exhibit Baggerbot at Tradeshows. We will meet future customers to increase sales.

Marketing and Advertising

Future operational challenges:

Produce sufficient Baggerbot machines to handle Flooding situations around the United States.

Obtain Quarry access and large volumes of customer supplied sandbags during emergencies.

Transportation of the baggerbot equipment to meet and exceed customers requirements.

Future challenges related to capital resources:

Accounts Recievable Collection payments - We need customers who will pay for services when the filled Sand and Gravel bags are completed.

Acquisition and Sales Cost to be kept below 8% the Final Gross Sales Cost.

Relocation of Baggerbot Equipment, Generators and ongoing Transportation and personnel issues

Future milestones and events:

The #1 Goal is to have the Baggerbot machines generating positive cash flow within 2 years.

For the company - manufacture and supply 3 Baggerbot machines operating 70% of the time around the United States.

Our goal is for Brigade Automation Corporation to make a small profit in Year 1.

Brigade Automation Corporation has been in discussions with several recycling facilities and

landfill facilities locally regarding obtaining a 'Letter of Intent' for future business agreements to use

the Baggerbot at their facilities.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Brigade Automation Corporation has obtained a business Credit Card with Wells Fargo Bank

with a limit of $25,000.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds from this campaign are critical to Brigade Automation Corporation because the funds from

the campaign will be used to build the first one or two Baggerbot machines, while the business credit

card and remaining balance in our operating account have been paying for our marketing and

advertising campaigns.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

Yes, the funds raised from the crowdfunding campaign are necessary to the viability of the

company as they provide the main cashflow for development.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If we raise the minimum funding goal amount, we will be able to continue to operate the company but our growth will be significantly slower without other funding resources.

How long will you be able to operate the company if you raise your maximum funding goal?

If we raise approximately $1,000,000. dollars we will be able to operate Brigade Automation Corporation for at least 1.3 year. If we raise above $4 Million Dollars we will be able to operate for at least 3 years. We believe reacuring income for the baggerbots will be attainable due to high demand for the baggerbots.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Brigade Automation Corporation has contemplated future capital raises and has been in discussions with Bay Area Recycling and Landfill Facilities to obtain a Letter of Intent from these

facilities regarding future business agreements to use the Baggerbot machines at their facilities.

Indebtedness

- **Creditor:** Golden Gate Mechanical Inc.
  Amount Owed: $28,000.00
  Interest Rate: 7.0%
  Maturity Date: December 31, 2022

Related Party Transactions

- **Name of Entity:** Golden Gate Mechanical, Inc.
  Names of 20% owners: Golden Gate Mechanical, Inc. is a Chapter S Corporation operating in the State of California.
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Supply all the IP technology for Brigade Automation Corporation.
  Material Terms: $ 28,000. promissory Note for initial startup funding.

Valuation

Pre-Money Valuation: $7,865,166.00

Valuation Details:

The Brigade Automation Corporation Board of Directors has determined its pre-money valuation based on the current state of the company and the state of the equity market in general. The basis for the Brigade Automation Corporation valuation comes from consideration of the following:

1. Brigade Automation Corporation (Delaware, C - Corporation) has received an exclusive IP Licensing and use agreement in perpetuity from Golden Gate Mechanical, Inc. (California, S Corporation). This Licensing agreement includes the United States Patent # 10,414,513 - Bag filling machine, issued on September 17, 2019, and China Patent CN#105035372 B, Bag filling machine issues on April 3, 2020. This IP agreement is in exchange for 5,387,100 Brigade Automation Corporation, Common stock.

2. Golden Gate Mechanical, Inc. has built an operating prototype robotic bagging machine. This robotic bagging machine is currently located in Santa Clara, CA. The

bagging machine on 3 separate occasions has been brought to and tested at 3 separate bag filling locations within California. The purpose of the bag filling operations was to modify and upgrade the capacity and reliability of the prototype robotic bag filling machine.

3. Future upgrades to the "Baggerbot" Golden Gate Mechanical, Inc. has developed and is in the process of completing a fully automated bag filling machine. The discharge of the robotic bagging machine. Currently, there are 2 separate pending designs for a large capacity of 100 - 35# sandbags installed in 4000 Lbs. capacity bags that can be quickly moved by a Gradall in an emergency situation or One or Two robots that will set the filled and sewn sandbags on a standard wood pallet.

4. Future upgrades to the "Baggerbot" Golden Gate Mechanical, Inc., has developed and is in the process of completing a 3 piece, robotic bag placement assembly on the bag holder clips to make the "Baggerbot" 100% free of human involvement. Putting the bags on the clips, filling the bags with sand or gravel, sewing the bags, and pacing the filled bags in a larger bag on wood pallets for easy transportation.

5. The "Baggerbot" by Brigade Automation Corporation can be used for emergency situations, landscaping and waterway use, military use, sandbag home building, food packaging, containment ponds for oil production sludge ponds and construction uses.

6. Golden Gate Mechanical, Inc., Modified the original design approximately 738 modifications to the original engineering design.

7. The new "Baggerbot design" addresses the following engineering issues: Streamlined 8' x 20' standard cargo transporter compliance, The new "Baggerbot" container is designed to withstand approximately 780,000 lbs. of weight on the corners of the transportation container, Meets MSHA safety guidelines.

8. Modified the internal and external conveyor belts, the new belt design allows quarry grade front end loaders and standard skid-steer front end loaders to fill the baggerbot hopper assembly from a lower "Baggerbot" fill height.

9. Upgraded the hydraulic and electric motor systems which perform the majority of the high-speed bag filling and sewn bag sealing requirements.

The Brigade Automation Corporation took these positive factors above into account and the fact that Brigade Automation Corporation is an early-stage company.

The company set its valuation internally without a formal third-party independent valuation. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) the company has one class of security; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued. The company does not have any outstanding convertible securities.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.54 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  96.5%
  We will advertise to the fullest extent possible to raise the funds needed to build the "Baggerbot" by Brigade Automation Corporation.

If we raise the over allotment amount of $1,069,998.96, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  16.0%
  These funds will used to obtain future customers.

- *Company Employment*
  10.0%
  We will hire a full time Mechanical Engineer that has worked on the "Baggerbot" design in the past.

- *Working Capital*
  59.0%
  These funds will be used to build and test the first article ready "Baggerbot" at a quarry. Meet with customers to sign long term lease contracts, attend 1 trade show to obtain future customers. Transport working "Baggerbot" to paying customer location.

- *Operations*
  6.5%
  We will need to open the first office in Louisiana or Texas

- *Research & Development*
  5.0%
  Solidworks Software subscription. Proceed with testing the in progress new auxiliary components for the "Baggerbot" design.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://baggerbot.com/ (https://baggerbot.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/baggerbot

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Brigade Automation Corporation

[See attached]

Brigade Automation Corporation. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Short Year ended December 31, 2021

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Brigade Automation Corporation.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2021 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the short year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
March 14, 2022
Vincenzo Mongio

Statement of Financial Position

	As of December 31, 2021
ASSETS	
Current Assets	
Cash and Cash Equivalents	23,393
Total Current Assets	23,393
TOTAL ASSETS	23,393
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	-
Related Party Loans	28,000
Total Current Liabilities	28,000
TOTAL LIABILITIES	28,000
EQUITY	
Accumulated Deficit	(4,607)
Total Equity	(4,607)
TOTAL LIABILITIES AND EQUITY	23,393

Statement of Operations

	Short Year Ended December 31, 2021
Revenue	-
Cost of Revenue	-
Gross Profit	-
Operating Expenses	
Market Research	1,699
Organizational Costs	2,908
Total Operating Expenses	4,607
Net Income (loss)	(4,607)

OPERATING ACTIVITIES	Short Year Ended December 31, 2021
Net Income (Loss)	(4,607)
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	-
Net Cash provided by (used in) Operating Activities	(4,607)
FINANCING ACTIVITIES	
Loans From Related Parties	28,000
Net Cash provided by (used in) Financing Activities	28,000
Cash at the beginning of period	-
Net Cash increase (decrease) for period	23,393
Cash at end of period	23,393

Statement of Changes in Shareholder Equity

	Common Stock					
	# of Shares Amount	$ Amount	Stock Subscription Receivable	APIC	Accumulated Deficit	Total Shareholder Equity
Beginning Balance 9/24/2021 (inception)	-	-	-	-	-	-
Issuance of Common Stock	5,387,100	539	(539)	-	-	-
Additional Paid in Capital	-	-	-	-	-	-
Net Income (Loss)	-	-	-	-	(4,607)	(4,607)
Ending Balance 12/31/2021	5,387,100	539	-	-	(4,607)	(4,607)

Brigade Automation Corporation
Notes to the Unaudited Financial Statements
December 31st, 2021
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Brigade Automation Corporation ("the Company") was formed in Delaware on September 24th, 2021. The Company plans to earn revenue using Robotic Technology in the Emergency Response Management Field. The Company's headquarters will be located in Texas. The Company's customers will be located in the United States.

The Company will continue a crowdfunding campaign under regulation CF in 2022 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606,"Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity based compensation

The Company does not currently have an equity-based compensation plan.

Income Taxes

The Company is subject to Corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. Due to the recently enacted Tax Cuts and Jobs Act, any NOLs will be limited to 80% of taxable income generated in future years.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. The Company had outstanding $28,000 in loans from a related party entity that is controlled by the CEO and founder of the Company. The loan represents startup costs incurred on the Company's behalf, does not accrue interest, and is due on demand.

The Company issued 5,387,100 shares of its common stock to an entity controlled by the CEO and founder.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – DEBT

See Note 3.

NOTE 6 – EQUITY

The Company has authorized 10,000,000 of common shares with no par value per share. 5,387,100 shares were issued and outstanding as of December 31st, 2021.

Common stockholders are entitled to one vote and can receive dividends at the discretion of the boards of directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through March 14, 2022, the date these financial statements were available to be issued.

The Company has raised approximately $70k through its ongoing crowdfunding campaign. The Company is offering a maximum of 732,876 shares of its common stock at a price of $1.46 per share.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity's ability to continue as a going concern.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

BaggerBot by Brigade Automation Corporation

Natural Disaster Response Machines


BAGGER BOT
Closing in 3 days

$83,919 raised

62 Investors	$7.87M Valuation
$1.46 Price per Share	$383.98 Min. Investment
Common Shares Offered	Equity Offering Type
$1.07M Offering Max	3 Days Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Website | San Jose, CA | AGRICULTURE | ENGINEERING

Baggerbot is a mobile, highly sophisticated robotic machine that rapidly and safely produces sand and gravel bags to prepare and protect communities against natural disasters and other weather emergencies. Baggerbot's revolutionary design and technology increases the ability to produce bags with a 40%-60% productivity increase over existing technologies. With a working prototype and patents in the US & China, we're looking for investors who can see our vision of a rapid response robotic machine that will save billions of dollars in damages to businesses and homes all over the country - and one day, around the world.

Overview | Team | Terms | Updates 8 | Comments | Follow

Reasons to Invest

- Baggerbot's speed and ease of transportation make it viable for a wide range of different applications - from emergency response to construction, landscape, oil industry, sea walls, and business bag packaging. We're already receiving an overwhelming volume of requests from areas in need.
- Baggerbot's design eliminates the risk of human physical limitations while our robotic technology makes it faster and more efficient to respond to emergencies for communities facing an impending natural disaster. Our working prototype is ready to bring to market.
- Based on current trends and according to the American Society of Civil Engineer's (ASCE) 2021 Report Card, the US needs to invest nearly $6 trillion by 2029 to protect against massive economic losses caused by extreme weather events.*

*Economic assessment provided by the American Society of Engineers (source)

Rewards

Get rewarded for investing more into BaggerBot by Brigade Automation Corporation:

$383+
Investment
StartEngine Owner's Bonus
This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program, please see the Offering Summary section below.

$1,000+
Investment
Bronze
Receive 2% bonus shares plus a "Baggerbot" T-shirt (International Investors will be asked to pay for shipping)

Revolutionizing How We Respond to Natural Disasters


As the realities of climate change continue to grow, a solution is needed **to better prepare and protect communities against natural disasters.**

**Baggerbot is currently in the prototype phase. Photos and renderings showcase products not currently available for commercial use.*

The Baggerbot was created as **a more efficient way to respond to natural disasters**. At times of crisis, communities find themselves racing to make sand and gravel bags by hand to protect their homes and businesses against damage. Without assistance, **this frantic scramble can result in injury, fatigue, and inadequate preparation**.


Humans are capable of filling
250-850 bags/hr*
*depending on the number of volunteers


Baggerbot can fill and sew bags at a rate of
1600 bags/hr

**Baggerbot is currently in the prototype phase. Photos and renderings showcase products not currently available for commercial use.*

Brigade Automation Corporation's team of engineers spent thousands of hours perfecting the functionality and design, resulting in **a rapid response robotic machine** that's lightweight design gives it mobility, is **operable 24/7**, and can fill and sew sandbags at a rate of **1600 bags per hour** with minimal human labor.

$2,500+
Investment
Silver
Receive 3% bonus shares plus a "Baggerbot" T-shirt (International Investors will be asked to pay for shipping)

$5,000+
Investment
Gold
Receive 5% bonus shares plus a "Baggerbot" T-shirt (International Investors will be asked to pay for shipping)

$10,000+
Investment
Emerald
Receive 8% bonus shares plus an on-site tour meeting to review the "Baggerbot" Prototype Bagging Machine and meet with staff. The current location is in Santa Clara, CA.

$25,000+
Investment
Diamond
Receive 10% bonus shares plus an on-site tour to review the "Baggerbot" Prototype Bagging Machine and go to lunch with Tom Burns to discuss Brigade Automation Corporation's future.



(source)

As the realities of climate change introduce increasing extreme weather events, we want communities to be as prepared as possible for when natural disaster strikes. When it comes to emergency response, there is no other quickly transportable robotic bagging machine we're aware of that is as **fast, safe, and efficient** as the Baggerbot.

THE PROBLEM

Natural Disasters Require Improved Response Infrastructure

The United States has sustained 291 weather and climate disasters, exceeding a total cost of $1.9 trillion in damages since 1980 (source). In April 2019, the Congressional Budget Office (CBO) of the United States Congress reported that "hurricane winds and storm related flooding are responsible for the bulk of damage from disasters in the United States" and estimated that "the expected annual economic losses due to damage caused by storm surges, heavy precipitation, or high winds from hurricanes or tropical storms totals $54 billion, which is equivalent to 0.3% of the nation's current gross domestic product (GDP)" (source).


U.S. 2021 Billion-Dollar Weather and Climate Disasters
Western Drought and Heatwave 2021- ongoing
Western Wildfires Summer-Fall 2021
California Flooding and Severe Weather January 24–29
Northwest, Central, Eastern Winter Storm and Coldwave February 10–19
Texas and Oklahoma Severe Weather April 27–28
Texas Hail Storms April 12–15
Central Severe Weather July 8–11
Central Severe Weather June 24–26
North Central Severe Weather August 10–13
Ohio Valley Hail Storms June 17–18
Eastern Severe Weather March 27–28
Southeast Tornadoes and Severe Weather March 24–25
Tropical Storm Fred August 16–18
Tropical Storm Elsa July 7–9
Southern Tornadoes and Southeast Severe Weather May 2–4
Hurricane Nicholas September 14–18
Louisiana Flooding May 17–18
Hurricane Ida August 29–September 1
This map denotes the approximate location for each of the 18 separate billion-dollar weather and climate disasters that impacted the United States January–September 2021.

(source)

Sandbags are a cost-effective tool to fight against costly water damages caused by flood and storms and have been an essential resource of protection against flood and storm damages for hundreds of years. In the current conditions of intensifying climate change, communities need to be as prepared as possible when facing extreme weather events, yet the process of manually producing, loading and handling sandbags with **human labor is too slow and can cause injuries and fatigue to volunteers**. If we don't make the necessary investments to prepare and protect against the inevitable climate-related disasters in the future, the destruction of thousands of homes, businesses, and community infrastructure will remain on the line.

THE SOLUTION

Safer, Faster Sandbag Production with Baggerbot

The engineers at Brigade Automation Corporation created The Baggerbot with one goal in mind - to revolutionize the way that we respond to weather and climate disasters. This highly sophisticated, robotic machine can rapidly and efficiently fill and sew sandbags at a rate of 1600 per hour **with minimal human labor**, operable 24 hours a day. Its **lightweight design** gives it mobility so that it can be trucked to any destination on demand and **the ease of use eliminates the risk of human physical limitations**.



Baggerbot is currently in the prototype phase. Photos and renderings showcase products not currently available for commercial use.

Prior to use, bag specifications are programmed in the controls settings of the machine. Once ready, operators load the empty bags onto bag clips which are mounted on a transport mechanism. The empty bags are then transported to the interior of the machine where they are filled to the desired weight, then sewn shut and dispersed out of the other end of the machine. Our patented design of the Baggerbot also allows for an optional palletizer and gives the Baggerbot a range of use in multiple applications.

BaggerBot can accommodate over 140 different types of bags and is capable of filling wet or dry contents up to 1.2” in diameter.


Baggerbot can also be used for:
SAND
GRAVEL
COFFEE
TEA

We will offer two convenient payment options for our customers which will depend on the quantity of bags desired or the length of time requested. Our anticipated revenue for each payment option will be as follows:

- Customers looking for a specific number of bags filled will be charged $0.50 - $1.25 per bag filled.
- Customers wanting to rent the Baggerbot at their location for a certain length of time will be charged $4,000. - $7,000. per month.

We plan for the majority of our customer base to be established commercial and industrial partners, with our target audiences being quarries, emergency response companies, government agencies, gas and oil industries, infrastructure contractors, home builders, military agencies, landscape contractors, and dry goods resellers.


With applications that can be used in:
NATURAL DISASTERS
CONSTRUCTION
BUSINESS & MANUFACTURING

THE MARKET

The World Is Bracing For Trillions in Losses from Climate Change

In the US alone, **over four billion sandbags are produced each year** (source*). But as we collectively prepare for the escalating effects of climate change, this is just one piece of the equation.

**averaged annually from total number of sandbags produced over an 11-year period*

The Congress of the United States Congressional Budget Office reported in April 2019 expected annual economic losses from hurricane winds and storm-related flooding at $55 billion across the residential, commercial and public sector (source). Based on current trends and according to ASCE's 2021 Report Card, the US needs to invest nearly $6 trillion by 2029 to protect against massive economic losses (source).


$6T will need to be invested by 2029
to protect against massive economic losses
4B sandbags produced each year.
CAUSEWAY
GIVE WAY
ROAD CLOSED BY FLOOD
$55B Annual economic losses from wind and flood damage

(source / source* / source)

**averaged annually from total number of sandbags produced over an 11-year period*

Baggerbot meets **a pressing need for better resources to protect against increasingly extreme weather patterns**, while also serving as an invaluable resource for other high-demand applications, such as erosion control, military operations, landscaping, and construction.

Baggerbot's 24/7 operating ability and minimal reliance on human physical labor sets it apart from competitors in the space. Other companies don't operate as independently as our robotic technology, either filling their bags by hand or utilizing inefficient machinery that still requires demanding physical labor. Baggerbot was created to maximize efficiency while reducing and eliminating the risk of human injury and fatigue.

OUR TRACTION

Fully Prototyped and Ready for Production

We're excited to have **a fully functional prototype** that has successfully completed bagging trials at multiple locations and is ready for commercial production. Baggerbot's design has been refined to optimize efficiency and reliability, and has passed the Mining Safety and Health Requirements (MSHA).



**Baggerbot is currently in the prototype phase. Photos and renderings showcase products not currently available for commercial use.*

Our team is currently working with the San Jose State University Mechanical Engineering department to further develop Baggerbot's fully autonomous capabilities.

We've already received **an overwhelming volume of requests from communities in crisis**, and we're ready to begin manufacturing and deploying our technology when and where it's needed most.

WHY INVEST

The Country Can't Afford to Wait—We Need to Combat the Effects of Climate Change Now

Baggerbot is ready to be **a significant force in the global fight against the increasing challenges of climate change**. Our Baggerbot machines will be distributed throughout the US, beginning in the most at-risk flood zones, such as Louisiana, Florida, and Texas.

Our goal is to save as many homes and businesses as we possibly can, and to prevent human injury and loss in the face of natural disaster. We're committed to growing, innovating, and solving new problems as they arise, including developing new technologies and constantly re-evaluating current solutions.

Join us in protecting communities across America as we prepare for these challenges - **together**.


When disaster strikes Baggerbot will be ready.
Join us in protecting communities across America.

**Baggerbot is currently in the prototype phase. Photos and renderings showcase products not currently available for commercial use.*

---

*Thomas Burns currently is the President and CFO of Brigade Automation Corporation, and the President of Brigade's majority owner, Golden Gate Mechanical, Inc. Mr. Burns currently splits his time 50/50 between both companies while he is developing the BaggerBot business. The current executive plan includes: as the company grows, Mr. Burns will hire a new CFO to take over the officer role of the company. He may stay on as President of the business to ensure the company is profitable and achieves its goals of leasing 5-10 BaggerBot machines in the future. At this time, Mr. Burns plans to continue in both roles until Brigade is profitable and plans to hire a sales manager, field operations supervisor, and field technician/driver who will set up and train BaggerBot customers.

Baggerbot 17b Disclosure

Meet Our Team



Thomas Burns

President/CFO

Tom has serviced the Mechanical Construction and Service Field for over 30 years. He has managed a diverse portfolio of projects and facilities. Tom holds the following degrees and licenses: 1. Associate of Science Degree in Plant Maintenance Engineering, 2. Certificate of Science in Air Conditioning/Refrigeration Technology, 3. Certified Energy Manager License #147772 through the Association of Energy Engineers, 4. Licensed Stationary Engineer #12-00003643, 5. State of California Contractor's License #646854 which maintains the following State of California Contractor's Certifications: (C-20) Warm-Air Heating, Ventilation, and Air Conditioning, (C-16) Fire Protection Contractor, (C-10) Electrical, and (B) General Building Contractor, and 6. Tom has also been named as inventor or co-inventor on patents in the USA and China.

Mr. Burns currently is the President and CFO of Brigade Automation Corporation, and the President of Brigade's majority owner, Golden Gate Mechanical, Inc. Mr. Burns currently splits his time 50/50 between both companies while he is developing the BaggerBot business. Please review the offering materials for more information.



Virginia Burns

Vice President

Virginia is an experienced Manufacturing Engineer and comes to Brigade Automation Corporation with 15+ years of engineering experience in the biotech, fiber-optic, and HVAC industries. Virginia is currently serving as Vice President of Golden Gate Mechanical, Inc., a Mechanical and HVAC services firm that is located in the heart of the Silicon Valley.



Nicole Aquino

Secretary

Nicole has worked with Tom and Virginia Burns for the past 5 1/2 years in a commercial industrial HVAC and mechanical construction environment and is currently working towards her Associates Degree in Small Business Management. Her drive and ambition have landed her a seat in each area of a contractor's office environment including management of the office and field operations, Accounts Receivable, Accounts Payable, and Project Management.



Mark Ensor

Engineering Advisor

Mark Ensor has over 25+ years as a manufacturing design engineer and has worked in the sand and gravel industry for 10+ years. Mark has extensive experience designing high speed industrial bagging machines. Mark is a contracted advisor and not an employee of Brigade Automation Corporation.



Mitch Dougherty

Engineering Advisor

Mitch Dougherty has over 20+ years in project management and mechanical engineering design and has contributed innovative solutions on complex systems. He has expertise is conceptualizing, designing, developing, testing new products and taking them to production. Mitch has been directly involved with designing and engineering 3 separate bagging machines. Mitch is a contracted advisor and not an employee of Brigade Automation Corporation.

Offering Summary

Company	Brigade Automation Corporation
Corporate Address	1525 Gold Street, #3327, San Jose, CA 95002
Offering Minimum	$9,999.54
Offering Maximum	$1,069,998.96
Minimum Investment Amount (per investor)	$383.98

Terms

Offering Type	Equity
Security Name	Common Stock
Minimum Number of Shares Offered	6,849
Maximum Number of Shares Offered	732,876
Price per Share	$1.46
Pre-Money Valuation	$7,865,166.00

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Time-Based:

Friends and Family Early Birds

Invest within the first 72 hours and receive an additional 15% of bonus shares.

Super Early Bird Bonus

Invest within the first week and receive an additional 10% of bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive an additional 7% of bonus shares.

Amount-Based:

$1,000+ | Bronze

Receive 2% bonus shares plus a "Baggerbot" T-shirt (International Investors will be asked to pay for shipping)

$2,500+ | Silver

Receive 3% bonus shares plus a "Baggerbot" T-shirt (International Investors will be asked to pay for shipping)

$5,000+ | Gold

Receive 5% bonus shares plus a "Baggerbot" T-shirt (International Investors will be asked to pay for shipping)

$10,000+ | Emerald

Receive 8% bonus shares plus an on-site tour meeting to review the "Baggerbot" Prototype Bagging Machine and meet with staff. The current location is in Santa Clara, CA.

$25,000+ | Diamond

Receive 10% bonus shares plus an on-site tour to review the "Baggerbot" Prototype Bagging Machine and go to lunch with Tom Burns to discuss Brigade Automation Corporation's future.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Brigade Automation Corporation will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.46/ share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $146. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Any expense labeled "Travel and Entertainment". Inter company debt or back payments.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Exciting things happening for the Baggerbot!

5 days ago

Hello Baggerbot Community! We are excited to update you on upcoming events taking place for the Baggerbot by Brigade Automation Corporation.

#1. This Friday, April 22, 2022, at 7:00am PST, The president and CFO of Brigade Automation Corporation, Tom Burns, will be interviewed in a Podcast regarding the Baggerbot, which can be reviewed at https://www.americaswebradio.com.

#2. Brigade Automation Corporation has been discussing future contracts for the Baggerbot with several recycling facilities in the Bay Area and has even begun discussions regarding a 'Letter of Intent' towards future business agreements to use the Baggerbot at their facilities. Below is an aerial satellite photo showing one of the recycling facilities located in San Jose, CA.



We appreciate our investors who share our vision for the Baggerbot's future!

27 days ago


BaggerBot Crowdfunding Campaign Upda...
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Brigade Automation Corporation's Baggerbot has an article featured on Benzinga Pro!

about 2 months ago

To check out the article, please click on the link provided below:

https://www.benzinga.com/general/entrepreneurship/22/03/26019817/this-company-is-revolutionizing-global-flood-protection

Thank you for all of your support!

about 2 months ago


BaggerBot Crowdfunding Campaign Upda...
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1st EMPLOYEE
Watch on YouTube

"Live Yorkshire flood warnings live as Storm Franklin closes roads, trains cancelled, landslides wreak havoc and homes evacuated"; by Dave Clark, Andrew Robinson, Connor Teale, Jess Grieveson-Smith, & Phoebe Tonks UPDATED 17:05, 21 FEB 2022

about 2 months ago

The Storm Franklin UK weather forecast includes a warning for wind across Yorkshire today, with more than 80 flood warnings in across Yorkshire and train lines and roads flooded

https://www.examinerlive.co.uk/news/local-news/live-flooding-huddersfield-sheffield-yorkshire-23158134?

Photo Below from article is for Flood Warnings in Leeds


Wetherby
Boston Spa
Pudsey
Leeds
Garforth
Kippax
Rothwell
A64
M1
M621

Deasy reveals plan to replace old sandbags

2 months ago

https://www.jackcentral.org/news/deasy-reveals-plan-to-replace-old-sandbags/article_33b6712a-8f93-11ec-91e7-bf66975bc4c0.html


Grandview

Yahoo Finance also picked up on our story!

3 months ago

Yahoo Finance also picked up on our story today! Click on the link below to read the full article:

https://nz.finance.yahoo.com/news/brigade-automation-corporation-reinventing-sandbag-210000638.html

> The engineers at Brigade Automation Corporation created The **BaggerBot** with one goal in mind — *to revolutionize the way that we respond to weather and climate disasters.*

Thank You to Our Initial Investors!

3 months ago

We here at Brigade Automation Corporation want to say thank you to all of our initial investors, up to this point, that have contributed to raising the funds that we need to make our vision of the future for The Baggerbot come to fruition. We are very excited to continue taking the necessary steps forward in revolutionizing the way the world responds to natural disasters! We have made significant progress in our journey toward making The Baggerbot 100% fully autonomous with the San Jose State University Mechanical Engineering Department, and are happy to provide our investors with a preview of that progress (below):


The Baggerbot Update from the SJSU Me...
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END OF UPDATES

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Joe G. 17 days ago

This is fantastic! With all of the world being affected climate change disasters, war, and age old technologies of pick, shovels, and lots of manual labor that is hard to come by nowadays makes this machine a game changer.

0

Christopher Z. 8 INVESTMENTS 3 months ago

There appears to be a *lot* of competition, just from a simple Google search. What sets you apart? Why should we invest in you compared to the competition of simple, hopper->belt->funnel machines which comprise the "simple" (i.e., no hard digging) search results?

1 View 2 replies

Lea C. 3 months ago

Hi, interesting project! I'd like to know what is your expected gross margin?

0 View 1 reply

BRIAN H. 6 INVESTMENTS 3 months ago

Personally if it were powered via off grid power this could be used post storm as well.

0 View 1 reply

Tommy P. 6 INVESTMENTS 3 months ago

How is the material fed into the BaggerBot? Does it have to be placed at or near a quarry? Does the sand or other material have to be pre-screened, sorted, and/or cleaned? Is the BB fueled by electricity or gas/diesel/NG? How is it transported? Can it be delivered via helicopter? Thank you for your time.

1 View 1 reply

James G. 4 INVESTMENTS 3 months ago

Who is your main competition in this area? How large are they in revenue per year? How long have they been established? Thank you.

0 View 1 reply

David S. 17 INVESTMENTS 3 months ago

The business model contemplates leasing or renting the machines. However, the likely largest user will be the U.S. Government, which may well want to own the machines through FEMA, DOD, etc. As well, large local governments and large companies also may prefer to own the machines. Is management willing to sell units (presumably at a good profit margin)? A blend of sales and rentals may well be the best way for the company to grow.

2 View 3 replies

Kweku H. 18 INVESTMENTS 3 months ago

Very interesting and quite impressive. As I contemplate investing, I'm curious about one aspect of the prototype featured in one of the videos. Are there plans afoot to automate the bag placement aspect of the machine? Seeing an assembly line of humans waiting to clip a bag to an otherwise automated system seems highly inefficient to the untrained eye. Also, the figures you quoted of $4K to $7K, does this rental include delivery of the robotic bagger to the site, or is that freight extra? Additionally, besides your MaaS (Machine as a Service) model, do you contemplate any outright sales? Last but not least, I didn't see too much mention of patents secured. What Intellectual Property protection do you have to prevent s better capitalized enterprise from replicating the Bagger?

1 View 2 replies

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

"The US has had 291 climate and weather disasters since 1980, with more than $1.9 trillion in damages. (footnote: National Climatic Data Center) Intensifying climate change is destroying thousands of businesses, homes, and infrastructure, and things are only getting worse. Although there is a simple solution, sandbags, you still see tons of news reports about sandbag shortages in disaster areas… all because there's never enough time to get prepared before a disaster strikes… that is, until now…

Introducing the BaggerBot by Brigade Automation. The revolutionary way to respond to natural disasters. Faster. More efficient. And mobile!

When a natural disaster strikes, communities rush to make sandbags to protect their homes and businesses. Humans are capable of filling 250 to 850 sandbags per hour depending on the number of volunteers. But manually producing, loading, and handling sandbags with human labor causes injuries and fatigue, which in turn constantly result in shortages of volunteers.

The BaggerBot solves these problems. This highly sophisticated, robotic machine can rapidly and efficiently fill and sew sandbags using minimal human labor at a rate of 1600 bags an hour and is able to function 24 hours a day to ensure communities are ready for any impending natural disaster. Its lightweight design gives it mobility so that it can be trucked to any destination on demand. And it's easy to use, requiring only 3 operators to load the bags into the machine, thus eliminating the risk of human fatigue and injury.

The BaggerBot was created by a team of engineers who spent thousands of hours perfecting the functionality and design.

The BaggerBot can also be used in different applications and can fill all types of materials such as gravel, sand, tea, rice, etc. It can be used in natural disasters, construction, and business applications.

The BaggerBot will be a game changer in the way the world responds to natural disasters. When disaster strikes, we will be ready!

BaggerBot: Revolutionizing how the world responds to natural disasters."

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